UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES MANAGEMENT CHANGES AT IZHSTAL OAO
Moscow, Russia — December 19, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of a new Managing
Director of Izhstal OAO (Izhstal), part of Mechel Group.
Anatoly Shchetinin, 55, who was appointed the new Managing Director of Izhstal
OAO, replaces
Konstantin Kretov, who headed the plant since February 2011.
“Anatoly Shchetinin is always appointed to front-line, important work in
Mechel’s steel division.
He is a strong and experienced manager, well-versed in steelmaking technology.
In the past few
years, Izhstal OAO has implemented a large-scale project to modernize its production facilities.
Today the plant needs to reach project capacity for the high-tech steelmaking and rolling
facilities that have been installed as part of that project, which will enable
Izhstal to significantly
increase its competitive edge in the market for specialty steels and stainless rolls. We are sure
that Anatoly Shchetinin’s experience and leadership skills will help the enterprise tackle this task
successfully,” Mechel-Steel Management OOO’s Chief Executive Officer Vladimir
Tytsky
noted.
Prior to his appointment, since November 2011 Mr. Shchetinin was managing director at
Mechel’s Eastern European Steel Division’s Otelu Rosu plant. Before that, since
July 2008 until
October 2011 he worked as project chief at Chelyabinsk Metallurgical Plant OAO.
In 2006-
2008, he held several management posts at Evraz Holding OOO. In 2005-2006, he was chief
executive officer at Chelyabinsk Steel Profiled Sheet Plant OAO. In 2001-2005,
Mr. Shchetinin
was chief executive officer at Southern Urals Nickel Plant OAO. In 1984-2001, he worked on
various posts at Chelyabinsk Metallurgical Plant OAO.
Mr. Shchetinin graduated from Chelyabinsk Polytechnic Institute with a specialty in smelting of
ferrous and non-ferrous metals and holds a doctorate in technical sciences. He has been awarded
the medal of Russia’s Order for Merit to the Motherland state award II class and the Order for
Honor and Valor.
***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining,
steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel,
ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel
products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding
future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions
and that actual events or results may differ materially. We do not intend to update these statements. We refer you to
the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our
Form 20-F. These documents contain and identify important factors, including those contained in the section
captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking
Statements” in our Form 20-F, that
could cause the actual results to differ materially from those contained in our projections or forward-looking
statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy
of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and
licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock
markets or in the price of our shares or ADRs, financial risk management and the impact of general business and
global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 19, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO